QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on December 16, 2011

Registration No. 333-174765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bonanza Creek Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	61-1630631 (I.R.S. Employer Identification No.)

410 17th Street, Suite 1500
Denver, Colorado 80202
(720) 440-6100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael R. Starzer
President and Chief Executive Officer
Bonanza Creek Energy, Inc.
410 17th Street, Suite 1500
Denver, Colorado 80202
(720) 440-6100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Dallas Parker William S. Moss III Mayer Brown LLP 700 Louisiana Street, Suite 3400 Houston, Texas 77002 (713) 238-3000	J. Michael Chambers Keith Benson Latham & Watkins LLP 717 Texas Avenue, 16th Floor Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d).

 EXPLANATORY NOTE

        This Post-Effective Amendment No. 1 to Form S-1 Registration Statement (File No. 333-174765) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16    Exhibits and Financial Statements

  (a)
  Exhibits

Exhibit Number	Description
1.1	Underwriting Agreement
3.1†	Form of Second Amended and Restated Certificate of Incorporation of the Registrant
3.2†	Form of Second Amended and Restated Bylaws of the Registrant
5.1	Opinion of Mayer Brown LLP as to legality of the securities being registered
10.1†	Credit Agreement, dated as of March 29, 2011, among the Registrant, BNP Paribas, as Administrative Agent, and the lenders party thereto
10.2†	Amendment No. 1, dated as of April 29, 2011, to the Credit Agreement, among the Registrant, BNP Paribas, as Administrative Agent, and the lenders party thereto
10.3†
Registration Rights Agreement, among the Registrant, Project Black Bear LP, Her Majesty the Queen in Right of Alberta, in her own capacity and as a trustee/nominee for certain designated entities and certain other stockholders of the Registrant
10.4†	Form of Indemnity Agreement between the Registrant and each of the directors and executive officers
10.5†	Form of Director Restricted Stock Award Agreement
10.6†	Amended and Restated Employment Agreement between Michael R. Starzer and the Registrant
10.7†	Amended and Restated Employment Agreement between Gary A. Grove and the Registrant
10.8†	Amended and Restated Employment Agreement between Patrick A. Graham and the Registrant
10.9†	Employment Agreement between James R. Casperson and the Registrant
10.10†	Long-Term Incentive Plan
10.11†	Stock Purchase Agreement, dated as of December 23, 2010, among the Registrant, Bonanza Creek Energy Operating Company, LLC, Project Black Bear LP and Her Majesty Queen in Right of Alberta
10.12†
Contribution Agreement, dated as of December 23, 2010, among the Registrant, Bonanza Creek Energy Company, LLC, Bonanza Creek Energy Operating Company, LLC, Bonanza Creek Energy Resources, LLC and members of Holmes Eastern Company, LLC

Exhibit Number	Description
10.13†	Contribution Agreement, dated as of December 23, 2010, between the Registrant and Bonanza Creek Energy Company, LLC
10.14†	Amendment No. 2 & Agreement, dated as of September 15, 2011, to the Credit Agreement, among the Registrant, BNP Paribas, as Administrative Agent, and the lenders party thereto
10.15†	Form of Restricted Stock Award under the Long-Term Incentive Plan
21.1†	List of subsidiaries
23.1†	Consent of Mayer Brown LLP (included in Exhibit 5.1)
23.2†	Consent of Hein & Associates LLP
23.3†	Consent of Independent Petroleum Engineers, Cawley, Gillespie & Associates, Inc.
23.4†	Consent of Independent Petroleum Engineers, MHA Petroleum Consultants LLC
24.1	Powers of Attorney (included on signature page of this amendment to the registration statement)
99.1†	Report of Independent Petroleum Engineers, Cawley, Gillespie & Associates, Inc. for reserves as of January 1, 2011
99.2†	Report of Independent Petroleum Engineers, Cawley, Gillespie & Associates, Inc. for reserves as of January 1, 2010
99.3†	Report of Independent Petroleum Engineers, MHA Petroleum Consultants LLC
99.4†	Consent of Gregory P. Raih

†
Previously filed with this registration statement

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Denver, State of Colorado, on December 16, 2011.

BONANZA CREEK ENERGY, INC. (Registrant)
By:	/s/ MICHAEL R. STARZER Michael R. Starzer, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Date: December 16, 2011	By:	/s/ MICHAEL R. STARZER Michael R. Starzer, Director, President and Chief Executive Officer (Principal Executive Officer)
Date: December 16, 2011	By:	*
Gary A Grove, Director, Executive Vice President—Engineering and Planning and Interim Chief Operating Officer
Date: December 16, 2011	By:	*
James R. Casperson, Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Date: December 16, 2011	By:	*
Wade E. Jaques, Controller (Principal Accounting Officer)

Date: December 16, 2011	By:	*
Richard J. Carty, Chairman of the Board
Date: December 16, 2011	By:	*
Todd A. Overbergen, Director
Date: December 16, 2011	By:	*
Marvin Chronister, Director
Date: December 16, 2011	By:	*
Kevin A. Neveu, Director
Date: December 16, 2011	By:	*
Gregory P. Raih, Director
	*By:	/s/ MICHAEL R. STARZER
Michael R. Starzer, Attorney-in-Fact

QuickLinks

EXPLANATORY NOTE
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 16 Exhibits and Financial Statements
SIGNATURES